
October 31, 2011

Via E-mail
Ms. Trisha Malone
Chief Financial Officer
Kensington Leasing LTD.
1005 S. Center St.
Redlands, CA 92373

> **Re: Kensington Leasing LTD.**
> **Form 10-K for the Fiscal Year Ended December 31, 2010**
> **Filed April 18, 2011**
> **Form 10-Q for the Fiscal Quarter Ended March 31, 2011**
> **Filed May 23, 2011**
> **Response letter Dated September 26, 2011**
> **File No. 0-53559**

Dear Ms. Malone:

We have reviewed your response and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2010

1. Please be advised for future reference, the notion of a "predecessor" is defined in Rule 405 of Regulation C.

2. Please be advised that we have reviewed your responses to our prior comments and we are not able to agree with your accounting and disclosure conclusions for any of those comments. However, based on the analysis you provided in response to prior comment number 8, it continues to appear to us that you consummated a reverse merger. Please

Ms. Trisha Malone
Kensington Leasing LTD
October 31, 2011
Page 2

note that the percentage of the total share ownership held by the former Wikifamilies' shareholders will allow them to change the composition of the board and executive officers at will. As such, it continues to appear to us that Wikifamilies is the accounting acquirer and that you should revise your exchange act filings subsequent to the reverse acquisition (your Form 10-Q for the period ended June 30, 2011) to fully comply with ASC 805-40, as follows:

- prior to the date of the reverse acquisition the historical financial statements should be those of Wikifamilies (the accounting acquirer) and should only include their historical results and operations;

- the historical financial statements of Wikifamilies should reflect the shares issued by Kensington "to acquire" Wikifamilies as outstanding for all periods in a manner similar to a stock split;

- the historical financial statements of Wikifamilies should reflect the reverse acquisition of Kensington (the legal acquirer) as of the acquisition date (the date the shares were issued). As of the acquisition date, Kensington's outstanding shares should be reflected as being issued by Wikifamilies to acquire Kensington at its net book value;

- subsequent to the date of the reverse acquisition the historical financial statements should be those of Wikifamilies (the accounting acquirer) and Kensington (the legal acquiror) on a consolidated basis;

- filings, including the financial statements, should describe the reverse acquisition in a consistent and appropriate manner similar to the following: "as of the acquisition date Kensington Leasing acquired all of the outstanding stock of Wikifamilies," "for accounting purposes the acquisition is treated as the reverse acquisition of Kensington Leasing by Wikifamilies with Wikifamilies as the accounting acquirer," and "the historical financial statements prior to the reverse acquisition date are those of Wikifamilies.

3.   Please file a Form 8-K/A for the reverse acquisition of Wikifamilies that complies with our applicable reverse acquisition requirements and our prior comment letters. The Form 8-K/A should include audited historical financial statements of Wikifamilies that comply with US GAAP for any required periods prior to the date of the reverse acquisition and unaudited historical interim financial statements of Wikifamilies up to the date of the reverse acquisition.

Ms. Trisha Malone
Kensington Leasing LTD
October 31, 2011
Page 3

Closing Comments

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

    You may contact Kevin Stertzel at (202) 551-3723, or Anne McConnell at (202) 551-3709, if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3768 with any other questions.

                                        Sincerely,

                                        /s/ W. John Cash

                                        W. John Cash
                                        Branch Chief